RESOLUTIONS

RESOLVED, that it is the determination of the Fund's Board at this meeting, including a majority of its members who are non-interested Board members, that the joint insured fidelity bonds (collectively, the "Bond") written by the following respective entities in the following amounts:

Name of Fidelity Insurer	Amount of Coverage
National Union Fire Insurance	$25,000,000
Company of Pittsburgh
Vigilant Insurance Company	$25,000,000
in excess of
$25,000,000
Great American Insurance Company*	$25,000,000
Fidelity & Deposit Company of Maryland*	$25,000,000
Continental Casualty Company*	$15,000,000

AXIS US Insurance Company*	$10,000,000

Total Coverage	$125,000,000

*Excess of $50 million as co-sureties

insuring the Fund and the other parties named as insured parties under the Bond for covered acts or omissions of their respective officers and Board members and the officers and employees of the Fund's Investment Adviser, Distributor, Transfer Agent and/or Administrator, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolio, the number of other parties named as insured parties under the Bond, and the nature of the business activities of such other parties; and it is further

1

[as applicable] RESOLVED, that the Fund's Board, including a majority of the non-interested Board members, hereby approves the payment by the Fund of its pro-rata share, based on the assets of the respective covered funds, of the premium for coverage under the Bond, in the form and amount described above, having given due consideration to all relevant factors including, but not limited to, the number of other parties named as insured parties under the Bond, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for the Bond, the ratable allocation of the premium among all the parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and it is further

RESOLVED, that each of the President, any Vice President, the Secretary and the Treasurer hereby is designated as the officer responsible for making all filings with the Securities and Exchange Commission and giving all notices on behalf of the Fund with respect to the Bond required by paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended; and it is further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to take the actions as may be required to amend the Bond to include in the coverage new funds advised, sub-advised or administered by The Dreyfus Corporation or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission; and it is further

RESOLVED, that the Agreement Regarding Dreyfus Joint Insured Bond, in the form previously approved, shall remain in full force and effect.

2

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2006 Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name							Amount of Bond
						Gross Assets at	Required	Pursuant to
						1/31/2006	Rule	17g-1(d)
Dreyfus	100% U.S. Treasury		Money Market Fund			$587,388,300		$900,000
Dreyfus	A Bonds Plus, Inc.					$456,258,928		$750,000
Dreyfus	Appreciation Fund, Inc.					$4,405,417,589		$2,500,000
Dreyfus	BASIC	Money Market		Fund, Inc.		$962,476,242		$1,000,000
Dreyfus	BASIC	U.S.	Government Money		Market Fund	$434,458,685		$750,000
Dreyfus	BASIC	U.S.	Mortgage	Securities	Fund	$273,767,078		$750,000
Dreyfus	California	Intermediate		Municipal Bond Fund		$228,123,670		$600,000
Dreyfus	California	Tax Exempt		Money Market Fund		$174,540,950		$600,000
Dreyfus	Cash	Management				$11,216,013,956		$2,500,000
Dreyfus	Cash	Management Plus, Inc.				$8,691,254,205		$2,500,000
Dreyfus	Connecticut		Intermediate Municipal Bond Fund			$138,298,923		$525,000
Dreyfus	Connecticut		Municipal	Money Market Fund, Inc.		$145,682,336		$525,000
Dreyfus	Florida	Intermediate	Municipal Bond Fund			$192,223,524		$600,000
Dreyfus	Florida	Municipal Money Market			Fund	$409,131,198		$750,000
Dreyfus	GNMA	Fund, Inc.				$1,010,780,450		$1,250,000
Dreyfus	Growth	and Income	Fund,	Inc.		$798,728,516		$1,000,000
Dreyfus	Growth	Opportunity Fund,		Inc.		$231,212,459		$600,000
Dreyfus	High	Yield Strategies Fund				$475,913,901		$750,000
Dreyfus	Insured	Municipal Bond Fund, Inc.				$127,560,304		$525,000
Dreyfus	Intermediate		Municipal Bond Fund, Inc.			$824,438,999		$1,000,000

Page: 1

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name							Amount of Bond
						Gross Assets at	Required	Pursuant to
						1/31/2006	Rule	17g-1(d)
Dreyfus	Liquid Assets,			Inc.		$4,752,767,364		$2,500,000
Dreyfus	Massachusetts			Intermediate Municipal Bond Fund		$80,204,554		$450,000
Dreyfus	Massachusetts			Municipal Money Market Fund		$157,329,246		$600,000
Dreyfus	MidCap	Index		Fund		$2,370,320,187		$1,700,000
Dreyfus	Municipal		Cash Management Plus			$991,921,330		$1,000,000
Dreyfus	Municipal		Income, Inc.			$298,943,117		$750,000
Dreyfus	Municipal		Money Market Fund, Inc.			$805,879,024		$1,000,000
Dreyfus	New	Jersey Intermediate Municipal Bond Fund				$183,007,901		$600,000
Dreyfus	New	Jersey Municipal Money Market Fund, Inc.				$376,126,685		$750,000
Dreyfus	New	York	Municipal Cash Management			$479,895,442		$750,000
Dreyfus	New	York	Tax	Exempt	Bond Fund, Inc.	$1,263,699,023		$1,250,000
Dreyfus	New	York	Tax	Exempt	Intermediate Bond Fund	$314,208,685		$750,000
Dreyfus	New	York	Tax	Exempt	Money Market Fund	$268,488,806		$750,000
Dreyfus	Pennsylvania			Intermediate Municipal Bond Fund		$76,828,455		$450,000
Dreyfus	Pennsylvania			Municipal Money Market Fund		$179,576,182		$600,000
Dreyfus	Premier	GNMA Fund				$137,233,820		$525,000
Dreyfus	Premier	Municipal Bond Fund				$630,677,507		$900,000
Dreyfus	Premier	New		Jersey Municipal Bond Fund, Inc.		$476,907,949		$750,000
Dreyfus	Premier	New		Leaders Fund, Inc.		$1,175,218,736		$1,250,000
Dreyfus	Premier	New		York Municipal Bond Fund		$175,964,080		$600,000
Dreyfus	Premier	Short-Intermediate Municipal Bond Fund				$214,559,566		$600,000

Page:
2

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name								Amount of Bond
							Gross Assets at	Required	Pursuant to
							1/31/2006	Rule	17g-1(d)
Dreyfus	Premier Worldwide Growth Fund, Inc.						$783,926,050		$1,000,000
Dreyfus	Short-Intermediate Government Fund						$284,869,193		$750,000
Dreyfus	Socially Responsible		Growth Fund, Inc.				$432,714,338		$750,000
Dreyfus	Stock Index Fund, Inc.						$4,233,808,607		$2,500,000
Dreyfus	Strategic	Municipal Bond		Fund, Inc.			$623,277,855		$900,000
Dreyfus	Strategic	Municipals,	Inc.				$849,640,379		$1,000,000
Dreyfus	Tax Exempt Cash Management						$3,107,011,998		$2,100,000
Dreyfus	Treasury	Cash	Management				$4,656,372,559		$2,500,000
Dreyfus	Treasury	Prime Cash	Management				$2,521,637,042		$1,900,000
Dreyfus	U.S.	Treasury	Intermediate Term		Fund		$183,326,265		$600,000
Dreyfus	U.S.	Treasury	Long Term	Fund			$84,009,979		$450,000
Dreyfus	Worldwide Dollar Money			Market	Fund, Inc.		$737,477,274		$900,000
DRYEFUS PREMIER			CALIFORNIA TAX EXEMPT			BOND	$1,294,390,189		$1,250,000
FUND,	INC.
General	California Municipal		Money Market Fund				$1,127,155,855		$1,250,000
General	Money Market Fund,		Inc.				$8,844,105,839		$2,500,000
General	New	York Municipal	Bond Fund,		Inc.		$270,171,540		$750,000
General	New	York Municipal	Money Market Fund				$560,687,636		$900,000
HIGH YIELD MUNICIPAL BOND FUND							$34,540,524		$300,000
TAX-SMART BALANCED FUND							$4,222,212		$125,000
The Dreyfus Fund Incorporated							$1,458,335,867		$1,250,000

Page: 3

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name						Amount of Bond
					Gross Assets at	Required	Pursuant to
					1/31/2006	Rule	17g-1(d)
The Dreyfus Premier		Third Century	Fund, Inc.		$390,599,599		$750,000

CitiziensSelect Funds
CitizensSelect	Prime	Money Market	Fund
CitizensSelect		Treasury Money Market Fund

			GROUP	TOTAL:	$955,064,714	$1,000,000
Dreyfus	Bond	Funds, Inc.
Dreyfus	Municipal Bond Fund
Dreyfus	Premier High Income Fund

			GROUP	TOTAL:	$2,399,715,427	$1,700,000
DREYFUS FIXED INCOME SECURITIES
Dreyfus	High Yield Shares
Dreyfus	Mortgage Shares

			GROUP	TOTAL:	$12,929,469		$200,000
Dreyfus	Government Cash Management Funds
Dreyfus	Government	Cash Management
Dreyfus	Government	Prime Cash Management Fund

			GROUP	TOTAL:	$5,818,449,136	$2,500,000
Dreyfus	Growth and Value Funds, Inc.

Page: 4

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name							Amount of Bond
						Gross Assets at	Required	Pursuant to
						1/31/2006	Rule	17g-1(d)
Dreyfus	Emerging Leaders Fund
Dreyfus	MidCap	Value	Fund
Dreyfus	Premier	Future Leaders		Fund
Dreyfus	Premier	International Value Fund
Dreyfus	Premier	Midcap Value Fund
Dreyfus	Premier	Select	Midcap Growth Fund
Dreyfus	Premier	Small	Company Growth Fund
Dreyfus	Premier	Strategic	Value	Fund
Dreyfus	Premier	Structured Mid		Cap Fund
Dreyfus	Premier	Technology Growth		Fund
Dreyfus	Small Company Value Fund
PREMIER STRUCTURED LARGE CAP VALUE					FUND
				GROUP	TOTAL:	$4,463,857,705	$2,500,000
DREFYSU INSTITUTIONAL				CASH ADVANTAGE FUNDS
Dreyfus	Institutional	Cash	Advantage	Fund
Dreyfus	Institutional	Cash	Advantage	Plus Fund
				GROUP	TOTAL:	$12,379,861,486	$2,500,000
Dreyfus	Investment	Grade Bond Funds, Inc.
Dreyfus	Inflation Adjusted Securities			Fund
Dreyfus	Intermediate	Term Income Fund

Page: 5

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name						Amount of Bond
					Gross Assets at	Required	Pursuant to
					1/31/2006	Rule	17g-1(d)
Dreyfus	Premier	Short	Term Income Fund
Dreyfus	Premier	Yield	Advantage Fund

			GROUP	TOTAL:	$1,228,058,170	$1,250,000
Dreyfus	Institutional Money		Market Fund
Government Securities
Money Market

			GROUP	TOTAL:	$470,735,378		$750,000
Dreyfus	Index Funds,		Inc.
Dreyfus	International Stock Index Fund
Dreyfus	S&P 500 Index Fund
Dreyfus	Smallcap Stock Index		Fund

			GROUP	TOTAL:	$4,582,229,915	$2,500,000
Dreyfus	International		Funds, Inc.
Dreyfus	Premier	Emerging Markets Fund

			GROUP	TOTAL:	$1,537,993,681	$1,500,000
DREYFUS		INSTITUTIONAL PREFERRED MONEY
MARKET	FUNDS
Dreyfus	Institutional	Preferred		Money Market Fund
Dreyfus	Institutional	Preferred	Plus Money Market	Fund

			GROUP	TOTAL:	$9,967,246,028	$2,500,000

Page: 6

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name	Amount of Bond
Gross Assets at	Required	Pursuant to
1/31/2006	Rule	17g-1(d)
Dreyfus	Investment Portfolios
Core	Bond	Portfolio
Core	Value	Portfolio
Emerging Leaders Portfolio
Founders Discovery	Portfolio
Founders Growth Portfolio
Founders International Equity Portfolio
MidCap	Stock Portfolio
Small Cap Stock Index Portfolio
Technology Growth	Portfolio
GROUP TOTAL:	$1,340,859,470	$1,250,000
The Dreyfus/Laurel Funds, Inc.
Dreyfus	BASIC S&P 500 Stock Index Fund
Dreyfus	Bond Market Index Fund
Dreyfus	Disciplined	Stock Fund
Dreyfus	Institutional	Government Money Market Fund
Dreyfus	Institutional	Prime Money	Market	Fund
Dreyfus	Institutional	U.S. Treasury	Money	Market Fund
Dreyfus	Money Market Reserves
Dreyfus	Municipal Reserves

Page: 7

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name								Amount of Bond
							Gross Assets at	Required	Pursuant to
							1/31/2006	Rule	17g-1(d)
Dreyfus	Premier	Balanced Fund
Dreyfus	Premier	Core Equity Fund
Dreyfus	Premier	Large Company Stock			Fund
Dreyfus	Premier	Limited	Term	Income	Fund
Dreyfus	Premier	MidCap	Stock	Fund
Dreyfus	Premier	Small Cap Value Fund
Dreyfus	Premier	Tax	Managed Growth		Fund
Dreyfus	US Treasury		Reserves
					GROUP	TOTAL:	$6,083,204,306	$2,500,000
The Dreyfus/Laurel		Funds		Trust
Dreyfus	Premier	Core Value		Fund
Dreyfus	Premier	Limited	Term	High Yield Fund
Dreyfus	Premier	Managed Income Fund
PREMIER INTERNATIONAL				BOND	FUND
					GROUP	TOTAL:	$1,197,726,599	$1,250,000
The Dreyfus/Laurel			Tax-Free	Municipal Funds
Dreyfus	BASIC	California Municipal Money Market Fund
Dreyfus	BASIC	Massachusetts		Municipal Money Market Fund
Dreyfus	BASIC	New	York Municipal Money Market Fund
					GROUP	TOTAL:	$479,757,607		$750,000

Page: 8

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name								Amount of Bond
						Gross	Assets at	Required	Pursuant to
						1/31/2006		Rule	17g-1(d)
Dreyfus	LifeTime		Portfolios, Inc.
Growth & Income			Portfolio
Growth Portfolio
Income Portfolio

				GROUP	TOTAL:		$263,276,142		$750,000
Dreyfus	Municipal Funds, Inc.
Dreyfus	BASIC	Municipal Money Market Fund
Dreyfus	BASIC	New Jersey Municipal		Money	Market Fund
Dreyfus	Premier	Select	Intermediate Municipal		Bond Fund
Dreyfus	Premier	Select	Municpal Bond	Fund

				GROUP	TOTAL:		$804,118,226	$1,000,000
Dreyfus	Money	Market Instruments,		Inc.
Government Securities			Series
Money Market Series

				GROUP	TOTAL:		$600,293,055		$900,000
Dreyfus	Premier Equity Funds, Inc.
Dreyfus	Premier	Growth	and Income Fund

				GROUP	TOTAL:		$34,536,926		$300,000
Dreyfus	Premier Fixed		Income Funds
Dreyfus	Premier	Core Bond Fund

Page: 9

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,
1/31/2006
Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule
17g-1(d) Under the Investment CompanyAct of 1940

Fund Name						Amount of Bond
					Gross Assets at	Required	Pursuant to
					1/31/2006	Rule	17g-1(d)
			GROUP	TOTAL:	$922,212,228	$1,000,000
Dreyfus	Premier		International Funds, Inc.
Dreyfus	Premier	Greater	China Fund
Dreyfus	Premier	International Growth Fund, Inc.

			GROUP	TOTAL:	$209,735,508		$600,000
Dreyfus	Premier		Manager Funds I
BEAR STEARNS			PRIME MONEY MARKET FUND
PREMIER		ALPHA GROWTH
PREMIER		INTRINSIC VALUE FUND
PREMIER	S&P	STARS	FUND
PREMIER	S&P	STARS	OPPORTUNITIES FUND

			GROUP	TOTAL:	$4,509,884,857	$2,500,000
Dreyfus	Premier		Managers Funds II
Dreyfus	Premier	Blue Chip	Fund
Dreyfus	Premier	Select Fund
PREMIER		BALANCED	OPPORTUNITY FUND

			GROUP	TOTAL:	$971,031,351	$1,000,000
DREYFUS PREMIER OPPORTUNITY FUNDS
Dreyfus	Premier	Consumer Fund
Dreyfus	Premier	Enterprise	Fund

Page: 10

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name									Amount of Bond
							Gross	Assets at	Required	Pursuant to
							1/31/2006		Rule	17g-1(d)
Dreyfus	Premier	Finanical Services Fund
Dreyfus	Premier	Health Care Fund
Dreyfus	Premier	Natural	Leaders Fund
					GROUP	TOTAL:		$349,548,204		$750,000
Dreyfus	Premier Stock		Funds
Dreyfus	Premier		International	Equity Fund
Dreyfus	Premier		International	Small Cap	Fund
Dreyfus	Premier	Small Cap Equity Fund
					GROUP	TOTAL:		$409,721,883		$750,000
Dreyfus	Premier Value		Equity Funds
Dreyfus	Premier		Value Fund
					GROUP	TOTAL:		$125,954,038		$525,000
Dreyfus	Variable Investment Fund
Appreciation Portfolio
Balanced Portfolio
Developing	Leaders		Portfolio
Disciplined		Stock Portfolio
Growth and	Income		Portfolio
International Equity			Portfolio
International Value Portfolio

Page: 11

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name							Amount of Bond
						Gross Assets at	Required	Pursuant to
						1/31/2006	Rule	17g-1(d)
Limited Term High Yield Portfolio
Money	Market Portfolio
Quality	Bond Portfolio
Small Company Stock Portfolio
Special	Value Portfolio
				GROUP	TOTAL:	$2,701,578,843	$1,900,000
General Government Securities Money Market Funds, Inc.
General Government Securities			Money	Market Fund
General Treasury Prime Money			Market	Fund
				GROUP	TOTAL:	$1,525,712,978	$1,500,000
General Municipal		Money Market Funds, Inc.
General Municipal Money Market Fund
				GROUP	TOTAL:	$1,697,920,949	$1,500,000
MELLON FUNDS		TRUST
Mellon	Balanced Fund
Mellon	Bond Fund
Mellon	Emerging Markets Fund
Mellon	Income Stock Fund
Mellon	Intermediate	Bond Fund
Mellon	International	Fund

Page: 12

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

1/31/2006

Sub-Investment Adviser or Administrator - Gross Assets at Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name						Amount of Bond
					Gross Assets at	Required	Pursuant to
					1/31/2006	Rule	17g-1(d)
Mellon	Large Cap	Stock	Fund
Mellon	Massachusetts Intermediate Municipal			Bond Fund
Mellon	Mid Cap	Stock	Fund
Mellon	Money Market		Fund
Mellon	National	Intermediate Municipal Bond		Fund
Mellon	National	Money	Market Fund
Mellon	National	Short-Term Municipal Bond Fund
Mellon	Pennsylvania Intermediate Municipal Bond Fund
Mellon	Short-Term U.S.			Government Securities Fund
Mellon	Small Cap Stock		Fund
				GROUP TOTAL:	$13,697,189,718	$2,500,000
Dreyfus Premier			State Municipal Bond Fund
Connecticut Series
Florida	Series
Maryland Series
Massachusetts Series
Michigan Series
Minnesota Series
North Carolina Series
Ohio Series

Page: 13

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser,

Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2006 Pursuant to Rule

17g-1(d) Under the Investment CompanyAct of 1940

Fund Name					Amount of Bond
				Gross Assets at	Required	Pursuant to
				1/31/2006	Rule	17g-1(d)
Pennsylvania Series
Texas Series
Virginia Series

		GROUP	TOTAL:	$1,667,070,248	$1,500,000

		GRAND	TOTALS:	$163,083,182,915	$106,950,000
AVAILABLE	FIDELITY	BOND COVERAGE			$125,000,000

Page: 14

AGREEMENT REGARDING
DREYFUS JOINT INSURED BOND

AGREEMENT among The Dreyfus Fund Incorporated and certain other investment companies as to which The Dreyfus Corporation or any affiliate (“Dreyfus”) now acts as Investment Adviser, Sub-Investment Adviser and/or Administrator (individually, a “Fund” and, collectively, the “Funds”) and which are registered under the Investment Company Act of 1940, as amended (the “Act”).

WITNESSETH:

WHEREAS, the Funds are covered as joint insureds under a Fidelity Bond or Bonds (the “Bond”) which complies with Rule 17g-1 promulgated by the Securities and Exchange Commission under the Act (“Rule 17g-1”); and WHEREAS, the Funds have entered into this Agreement to meet the requirements of paragraph (f) of Rule 17g-1;

NOW THEREFORE IT IS HEREBY AGREED:

1. In the event that recovery is received under the Bond as a result of a loss sustained by two or more of the Funds, each Fund shall receive an equitable and proportionate share of said recovery, but said recovery shall at least equal the amount that each such Fund would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.

2 The Funds acknowledge and agree that, upon approval by the Funds’ respective Boards of Directors/Trustees, the amount of the Bond or the carriers issuing the Bond may be changed from time to time, and that any such change shall not affect the rights and obligations of the Funds under this Agreement.

3. Each Fund shall be responsible for paying its pro-rata share, based on the ratio of its assets to the assets of all of the Funds, of the premium payable in respect of the Bond. The Funds acknowledge and agree that any new Fund added to the Bond or as a party to this Agreement will not be responsible for the foregoing amount incurred prior to the first Bond renewal following the addition of such Fund.

4. The Funds agree that any registered investment company for which Dreyfus in the future becomes the Investment Advisor, Sub-Investment Advisor and/or Administrator added as a joint insured under the Bond may become a party to this Agreement upon the execution of a copy of this Agreement by its duly authorized officer and shall thereafter be deemed a “Fund” hereunder.

5. This Agreement shall cease to apply to any Fund in respect of any loss that occurs after such Fund (i) ceases to be an investment company by order of the Securities and Exchange Commission pursuant to Section 8(f) of the Act, or (ii) ceases to be advised, sub-advised and/or administered by Dreyfus, and such Fund shall, at and after such time, cease to be a party to this Agreement for all purposes.

6. This Agreement shall be binding upon and shall inure to the benefit of any successor company of any of the undersigned, or any company into which any of the undersigned may be merged or with which it may be consolidated.

7. As to each Fund that is organized as a trust, this Agreement has been executed on behalf of the Fund by the undersigned officer of the Fund in his capacity as an officer of the Fund; the obligations of this Agreement shall only be binding upon the assets and property of the Fund and shall not be binding upon any Board member, officer or shareholder of the Fund individually.

IN WITNESS WHEREOF, the Funds have caused this Agreement to be executed by their respective officers, thereunto duly authorized as of the day and year written below.

Dated as of January 31, 2006

Joni Lacks Charatan
Vice President of:

CitizensSelect Funds
CitizensSelect Prime Money Market Fund
CitizensSelect Treasury Money Market Fund
Dreyfus A Bonds Plus, Inc.
Dreyfus Appreciation Fund, Inc.
Dreyfus BASIC Money Market Fund, Inc.
Dreyfus BASIC U.S. Government Money Market Fund
Dreyfus BASIC U.S. Mortgage Securities Fund
(formerly, Dreyfus BASIC GNMA Fund)
Dreyfus Bond Funds, Inc.
Dreyfus Municipal Bond Fund
Dreyfus Premier High Income Fund
Dreyfus California Intermediate Municipal Bond Fund
Dreyfus California Tax Exempt Money Market Fund
Dreyfus Cash Management
Dreyfus Cash Management Plus, Inc.
Dreyfus Connecticut Intermediate Municipal Bond Fund
Dreyfus Connecticut Municipal Money Market Fund, Inc.
Dreyfus Fixed Income Securities
Dreyfus High Yield Shares
Dreyfus Mortgage Shares
Dreyfus Florida Intermediate Municipal Bond Fund
Dreyfus Florida Municipal Money Market Fund
The Dreyfus Fund Incorporated
Dreyfus GNMA Fund, Inc.
Dreyfus Government Cash Management Funds
Dreyfus Government Cash Management

Dreyfus Government Prime Cash Management
Dreyfus Growth and Income Fund, Inc.
Dreyfus Growth and Value Funds, Inc.
Dreyfus Emerging Leaders Fund
Dreyfus Midcap Value Fund
Dreyfus Small Company Value Fund
Dreyfus Premier Future Leaders Fund
Dreyfus Premier Midcap Value Fund
(formerly, Dreyfus Midcap Value Plus Fund)
Dreyfus Premier International Value Fund
(formerly, Dreyfus International Value Fund)
Dreyfus Premier Select Midcap Growth Fund
Dreyfus Premier Small Company Growth Fund
Dreyfus Premier Strategic Value Fund
(formerly, Dreyfus Aggressive Value Fund)
Dreyfus Premier Structured Large Cap Value Fund
Dreyfus Premier Structured Midcap Fund
Dreyfus Premier Technology Growth Fund
(formerly, Dreyfus Technology Growth Fund)
Dreyfus Growth Opportunity Fund, Inc.
Dreyfus High Yield Strategies Fund (closed-end fund)
Dreyfus Index Funds, Inc.
Dreyfus International Stock Index Fund
Dreyfus S&P 500 Index Fund
Dreyfus Smallcap Stock Index Fund
Dreyfus Institutional Money Market Fund
Government Securities Series
Money Market Series
Dreyfus Institutional Cash Advantage Funds
Dreyfus Institutional Cash Advantage Fund
Dreyfus Institutional Cash Advantage Plus Fund
Dreyfus Institutional Preferred Money Market Funds
Dreyfus Institutional Preferred Money Market Fund
Dreyfus Institutional Preferred Plus Money Market Fund
Dreyfus Insured Municipal Bond Fund, Inc.
Dreyfus Intermediate Municipal Bond Fund, Inc.
Dreyfus International Funds, Inc.
Dreyfus Premier Emerging Markets Fund
(formerly, Dreyfus Emerging Markets Fund)
Dreyfus Investment Grade Funds, Inc.
(formerly, Dreyfus Investment Grade Bond Funds, Inc.)
Dreyfus Inflation Adjusted Securities Fund
Dreyfus Intermediate Term Income Fund
Dreyfus Premier Short Term Income Fund
Dreyfus Premier Yield Advantage Fund
Dreyfus Investment Portfolios
Core Bond Portfolio
Core Value Portfolio
Emerging Leaders Portfolio
Founders Discovery Portfolio
Founders Growth Portfolio
Founders International Equity Portfolio
MidCap Stock Portfolio
Small Cap Stock Index Portfolio
Technology Growth Portfolio
The Dreyfus/Laurel Funds, Inc.

Dreyfus BASIC S&P 500 Stock Index Fund
(formerly, Dreyfus Institutional S&P 500 Stock Index Fund)
Dreyfus Bond Market Index Fund
Dreyfus Disciplined Stock Fund
Dreyfus Institutional Government Money Market Fund
Dreyfus Institutional Prime Money Market Fund
Dreyfus Institutional U.S. Treasury Money Market Fund
Dreyfus Money Market Reserves
Dreyfus Municipal Reserves
Dreyfus Premier Balanced Fund
Dreyfus Premier Core Equity Fund
(formerly, Dreyfus Tax-Smart Growth Fund)
Dreyfus Premier Large Company Stock Fund
(formerly, Dreyfus Disciplined Equity Income Fund)
Dreyfus Premier Limited Term Income Fund
Dreyfus Premier Midcap Stock Fund
(formerly, Dreyfus Disciplined Midcap Stock Fund)
Dreyfus Premier Small Cap Value Fund
Dreyfus Premier Tax Managed Growth Fund
Dreyfus U.S. Treasury Reserves
The Dreyfus/Laurel Funds Trust
Dreyfus Premier Core Value Fund
(formerly, Dreyfus Core Value Fund)
Dreyfus Premier International Bond Fund
Dreyfus Premier Managed Income Fund
Dreyfus Premier Limited Term High Yield Fund
(formerly, Dreyfus Premier Limited Term High Income Fund)
Dreyfus Tax Managed Balanced Fund
The Dreyfus/Laurel Tax-Free Municipal Funds
Dreyfus BASIC California Municipal Money Market Fund
Dreyfus BASIC Massachusetts Municipal Money Market Fund
Dreyfus BASIC New York Municipal Money Market Fund
Dreyfus LifeTime Portfolios, Inc.
Growth Portfolio
Growth & Income Portfolio
Income Portfolio
Dreyfus Liquid Assets, Inc.
Dreyfus Massachusetts Intermediate Municipal Bond Fund
Dreyfus Massachusetts Municipal Money Market Fund
Dreyfus Midcap Index Fund, Inc.
Dreyfus Money Market Instruments, Inc.
Government Securities Series
Money Market Series
. Dreyfus Municipal Cash Management Plus
Dreyfus Municipal Funds, Inc.
(formerly, Dreyfus BASIC Municipal Fund, Inc.)
Dreyfus BASIC Municipal Money Market Fund
Dreyfus BASIC New Jersey Municipal Money Market Fund
Dreyfus High Yield Municipal Bond Fund
Dreyfus Premier Select Intermediate Municipal Bond Fund
(formerly, Dreyfus BASIC Intermediate Municipal Bond Portfolio)
Dreyfus Premier Select Municipal Bond Fund
(formerly, Dreyfus BASIC Municipal Bond Portfolio)
Dreyfus Municipal Income, Inc. (closed-end fund)
Dreyfus Municipal Money Market Fund, Inc.
Dreyfus New Jersey Intermediate Municipal Bond Fund

Dreyfus New Jersey Municipal Money Market Fund, Inc.
Dreyfus New York Municipal Cash Management
Dreyfus New York Tax Exempt Bond Fund, Inc.
Dreyfus New York Tax Exempt Intermediate Bond Fund
Dreyfus New York Tax Exempt Money Market Fund
Dreyfus Pennsylvania Intermediate Municipal Bond Fund
Dreyfus Pennsylvania Municipal Money Market Fund
Dreyfus Premier California Tax Exempt Bond Fund, Inc.
(formerly, Dreyfus California Tax Exempt Bond Fund, Inc.)
Dreyfus Premier Equity Funds, Inc.
Dreyfus Premier Growth and Income Fund
Dreyfus Premier Fixed Income Funds (formerly, Debt and Equity Funds)
Dreyfus Premier Core Bond Fund
(formerly, Dreyfus Core Bond Fund)
Dreyfus Premier GNMA Fund
Dreyfus Premier International Funds, Inc.
Dreyfus Premier Greater China Fund
Dreyfus Premier International Growth Fund
Dreyfus Premier Manager Funds I
Bear Stearns Prime Money Market Fund
Dreyfus Premier Alpha Growth Fund
Dreyfus Premier Intrinsic Value Fund
Dreyfus Premier S&P STARS Fund
Dreyfus Premier S&P STARS Opportunities Fund
Dreyfus Premier Manager Funds II
Dreyfus Premier Balanced Opportunity Fund
Dreyfus Premier Blue Chip Fund
Dreyfus Premier Select Fund
Dreyfus Premier Municipal Bond Fund
Dreyfus Premier New Jersey Municipal Bond Fund, Inc.
(formerly, Dreyfus New Jersey Municipal Bond Fund, Inc.)
Dreyfus Premier New Leaders Fund, Inc.
(formerly, Dreyfus New Leaders Fund, Inc.)
Dreyfus Premier New York Municipal Bond Fund
Dreyfus Premier Opportunity Funds
Dreyfus Premier Consumer Fund
Dreyfus Premier Enterprise Fund
(formerly, Dreyfus Premier Micro-Cap Growth Fund)
Dreyfus Premier Financial Services Fund
(formerly, Dreyfus Financial Services Fund)
Dreyfus Premier Health Care Fund
Dreyfus Premier Natural Leaders Fund
Dreyfus Premier Short-Intermediate Municipal Bond Fund
(formerly, Dreyfus Short-Intermediate Municipal Bond Fund)
Dreyfus Premier State Municipal Bond Fund
Connecticut Series
Florida Series
Maryland Series
Massachusetts Series
Michigan Series
Minnesota Series
North Carolina Series
Ohio Series
Pennsylvania Series
Texas Series
Virginia Series

Dreyfus Premier Stock Funds
Dreyfus Premier International Equity Fund
Dreyfus Premier International Small Cap Fund
Dreyfus Premier Small Cap Equity Fund
The Dreyfus Premier Third Century Fund, Inc.
Dreyfus Premier Value Equity Funds
Dreyfus Premier Value Fund
Dreyfus Premier Worldwide Growth Fund, Inc.
(formerly, Dreyfus Premier Growth Fund, Inc.)
Dreyfus Short-Intermediate Government Fund
The Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Stock Index Fund, Inc.
Dreyfus Strategic Municipal Bond Fund, Inc.
(closed-end fund)
Dreyfus Strategic Municipals, Inc.
(closed-end fund)
Dreyfus Tax Exempt Cash Management
Dreyfus Treasury Cash Management
Dreyfus Treasury Prime Cash Management
Dreyfus 100% U.S. Treasury Money Market Fund
Dreyfus U.S. Treasury Intermediate Term Fund
(formerly, Dreyfus 100% U.S. Treasury Intermediate Term Fund)
Dreyfus U.S. Treasury Long Term Fund
(formerly, Dreyfus 100% U.S. Treasury Long Term Fund)
Dreyfus Variable Investment Fund
Appreciation Portfolio
Balanced Portfolio
Developing Leaders Portfolio (formerly, Small Cap Portfolio)
Disciplined Stock Portfolio
Growth and Income Portfolio
International Equity Portfolio
International Value Portfolio
Limited Term High Yield Portfolio
(formerly, Limited Term High Income Portfolio)
Money Market Portfolio
Quality Bond Portfolio
Small Company Stock Fund
Special Value Portfolio
Dreyfus Worldwide Dollar Money Market Fund, Inc.
General California Municipal Money Market Fund
General Government Securities Money Market Funds, Inc.
General Government Securities Money Market Fund
General Treasury Prime Money Market Fund
General Money Market Fund, Inc.
General Municipal Money Market Funds, Inc.
General Municipal Money Market Fund
General New York Municipal Bond Fund, Inc.
General New York Municipal Money Market Fund
Mellon Funds Trust (formerly, MPAM Funds Trust)
Mellon Balanced Fund
(formerly, MPAM Balanced Fund)
Mellon Bond Fund
(formerly, MPAM Bond Fund)
Mellon Emerging Markets Fund
(formerly, MPAM Emerging Markets Fund)
Mellon Income Stock Fund

(formerly, MPAM Income Stock Fund)
Mellon Intermediate Bond Fund
(formerly, MPAM Intermediate Bond Fund)
Mellon International Fund
(formerly, MPAM International Fund)
Mellon Large Cap Stock Fund
(formerly, MPAM Large Cap Stock Fund)
Mellon Massachusetts Intermediate Municipal Bond Fund
(formerly, MPAM Massachusetts Intermediate Municipal
Bond Fund)
Mellon Money Market Fund
Mellon Mid Cap Stock Fund
(formerly, MPAM Mid Cap Stock Fund)
Mellon National Intermediate Municipal Bond Fund
(formerly, MPAM National Intermediate Municipal Bond Fund)
Mellon National Municipal Money Market Fund
Mellon National Short-Term Municipal Bond Fund
(formerly, MPAM National Short-Term Municipal Bond Fund)
Mellon Pennsylvania Intermediate Municipal Bond Fund
(formerly, MPAM Pennsylvania Intermediate Municipal Bond Fund)
Mellon Short-Term U.S. Government Securities Fund
(formerly, MPAM Short-Term U.S. Government Securities Fund)
Mellon Small Cap Stock Fund
(formerly, MPAM Small Cap Stock Fund)